SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Advanzeon Solutions, Inc
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

204620207
(CUSIP Number)

Neil S. Subin, 2336 SE Ocean Blvd., Suite 400, Stuart, Florida 34996 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	204620207

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF-AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,286,339(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,286,339(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,286,339(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%(2)
14	TYPE OF REPORTING PERSON IN-OO**

(1) Represents (i) 4,525,312 shares of common stock and a warrant to purchase 1,589,004 shares of common stock, each owned of record by Marli B. Miller Trust A-4; (ii) 4,525,312 shares of common stock and a warrant to purchase 1,589,004 shares of common stock, each owned of record by Lloyd I. Miller, III Trust A-4; (iii) 3,119,164 shares of common stock and a warrant to purchase 1,095,253 shares of common stock, each owned of record by Milfam II L.P.; (iv) 656,807 shares of common stock and a warrant to purchase 230,630 shares of common stock, each owned of record by JPMorgan Chase NA Custodian FBO Susan F Miller Spousal IRA; (v) 418,100 shares of common stock and a warrant to purchase 146,811 shares of common stock, each owned of record by Lloyd I. Miller, III Revocable Trust; and (vi) 289,343 shares of common stock and a warrant to purchase 101,599 shares of common stock, each owned of record by Catherine Miller Trust C. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (vi) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based upon 71,661,656 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by Advanzeon Solutions, Inc. on May 19, 2020 plus 4,752,301 shares of common stock of Advanzeon Solutions, Inc. that are issuable upon exercise of warrants.

**	See Item 2 and Item 5.

CUSIP No.	204620207

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,833,991(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,833,991(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,833,991(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%(2)
14	TYPE OF REPORTING PERSON OO

(1) Represents (i) 4,525,312 shares of common stock and a warrant to purchase 1,589,004 shares of common stock, each owned of record by Marli B. Miller Trust A-4; (ii) 4,525,312 shares of common stock and a warrant to purchase 1,589,004 shares of common stock, each owned of record by Lloyd I. Miller, III Trust A-4; (iii) 3,119,164 shares of common stock and a warrant to purchase 1,095,253 shares of common stock, each owned of record by Milfam II L.P.; and (iv) 289,343 shares of common stock and a warrant to purchase 101,599 shares of common stock, each owned of record by Catherine Miller Trust C. MILFAM LLC serves as manager, general partner, or advisor of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed the beneficial owner of the shares specified in clauses (i) through (iv) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based upon 71,661,656 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by Advanzeon Solutions, Inc. on May 19, 2020 plus 4,752,301 shares of common stock of Advanzeon Solutions, Inc. that are issuable upon exercise of warrants.

CUSIP No.	204620207

1	NAME OF REPORTING PERSON Marli B. Miller Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,114,316
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,114,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,114,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Schedule 13D is based upon 71,661,656 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by Advanzeon Solutions, Inc. on May 19, 2020 plus 4,752,301 shares of common stock of Advanzeon Solutions, Inc. that are issuable upon exercise of warrants.

CUSIP No.	204620207

1	NAME OF REPORTING PERSON Lloyd I. Miller, III Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,114,316
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,114,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,114,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Schedule 13D is based upon 71,661,656 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by Advanzeon Solutions, Inc. on May 19, 2020 plus 4,752,301 shares of common stock of Advanzeon Solutions, Inc. that are issuable upon exercise of warrants.

CUSIP No.	204620207

1	NAME OF REPORTING PERSON Milfam II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,214,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,214,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,214,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%(1)
14	TYPE OF REPORTING PERSON PN

(1) The percentage reported in this Schedule 13D is based upon 71,661,656 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by Advanzeon Solutions, Inc. on May 19, 2020 plus 4,752,301 shares of common stock of Advanzeon Solutions, Inc. that are issuable upon exercise of warrants.

CUSIP No.	204620207

1	NAME OF REPORTING PERSON Lloyd I. Miller III Revocable Trust dtd 01/07/97
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 564,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 564,911

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Schedule 13D is based upon 71,661,656 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by Advanzeon Solutions, Inc. on May 19, 2020 plus 4,752,301 shares of common stock of Advanzeon Solutions, Inc. that are issuable upon exercise of warrants.

CUSIP No.	204620207

1	NAME OF REPORTING PERSON JP Morgan Chase NA Custodian FBO Susan F Miller Spousal IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 887,437
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 887,437

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 887,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Schedule 13D is based upon 71,661,656 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by Advanzeon Solutions, Inc. on May 19, 2020 plus 4,752,301 shares of common stock of Advanzeon Solutions, Inc. that are issuable upon exercise of warrants.

CUSIP No.	204620207

1	NAME OF REPORTING PERSON Catherine Miller Trust C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 390,942
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 390,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Schedule 13D is based upon 71,661,656 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by Advanzeon Solutions, Inc. on May 19, 2020 plus 4,752,301 shares of common stock of Advanzeon Solutions, Inc. that are issuable upon exercise of warrants.

SCHEDULE 13D

Introduction

This Statement on Schedule 13D (this “Schedule 13D”) is filed on behalf of (i) Neil S. Subin (“Mr. Subin”), (ii) MILFAM LLC, (iii) Marli B. Miller Trust A-4 (“MBM Trust A-4”), (iv) Lloyd I. Miller, III Trust A-4 (“LIM Trust A-4”), (v) Milfam II L.P. (“Milfam II”), (vi) JPMorgan Chase Bank NA Custodian FBO Susan F Miller Spousal IRA (“Spousal IRA”), (vii) Lloyd I. Miller III Revocable Trust dtd 01/07/97 (“LIM Revocable Trust”) and (viii) Catherine Miller Trust C (“Trust C”). Mr. Subin, MILFAM LLC, MBM Trust A-4, LIM Trust A-4, Milfam II, Spousal IRA, LIM Revocable Trust and Trust C are collectively, the “Reporting Persons”.

This Schedule 13D is being filed to report the beneficial ownerships of the Reporting Person following a transaction between Advanzeon Solutions, Inc. (the “Company”, “ASI” or the “Issuer”), the Reporting Persons and Marli B. Miller (the Reporting Persons and Marli B. Miller, collectively, the “Holders”) pursuant to which the Holders exchanged promissory notes with aggregate outstanding principal and interest of $2,916,869 for 14,584,350 shares of Common Stock and warrants to purchase 5,121,105 shares of Common Stock at an exercise price of $0.25 per share of Common Stock (the “ASI Warrants”).

As the Reporting Persons vote in concert, the Reporting Persons form a group under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Group”). The Group is deemed to have beneficial ownership of all equity securities beneficially owned by the Reporting Persons. Accordingly, the Group is deemed to have beneficial ownership of 18,286,339 shares of Common Stock, including 4,752,301 shares of Common Stock issuable upon exercise of the ASI Warrants. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Advanzeon Solutions, Inc., whose principal executive offices are located at 2901 W. Busch Blvd., Suite 701, Tampa, Florida 33618.

Item 2. Identity and Background

(a), (b), (c) and (f). This statement is filed by:

(i) Mr. Subin, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of or for the benefit of himself, his family and its entities, and certain entities owned by or trusts (such entities and trusts, the “Miller Entities”) for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Family”). Mr. Subin is a United States citizen.

(ii) MILFAM LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM LLC is managing and investing assets held, among others, by or on behalf of or for the benefit of, and advising, certain of the Miller Entities and other entities. MILFAM LLC is a limited liability company formed under the laws of Delaware. Mr. Subin is the manager of MILFAM LLC.

(iii)  MBM Trust A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. MBM Trust A-4 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is an advisor of MBM Trust A-4.

(iv) LIM Trust A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. LIM Trust A-4 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is an advisor of LIM Trust A-4.

(v) Milfam II, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of Milfam II is as an investment fund. Milfam II is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of Milfam II.

(vi) The Spousal IRA, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. To the extent such concept is applicable, the Spousal IRA is a United States citizen. Mr. Subin is the agent of the Spousal IRA.

(vii) LIM Revocable Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. LIM Revocable Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of LIM Revocable Trust.

(viii) Trust C, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is an advisor of Trust C.

(d) No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On May 13, 2020, the Issuer and the Holders entered into that certain Exchange Agreement (the “Exchange Agreement”) pursuant to which the Holders exchanged promissory notes with aggregate outstanding principal and interest of $2,916,869 for 14,584,350 shares of Common Stock and ASI Warrants, warrants to purchase 5,121,105 shares of Common Stock at an exercise price of $0.25 per share of Common Stock. The Reporting Persons exchanged aggregate outstanding principal and interest of $2,706,806.59 for 13,534,037 shares of Common Stock and ASI Warrants to purchase 4,752,301 shares of Common Stock.

The foregoing is only a summary of the Exchange Agreement and ASI Warrants and does not purport to be a complete description thereof. Such descriptions are qualified in their entirety by reference to the forms of Exchange Agreement and ASI Warrant, copies of which are filed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 4. Purpose of the Transaction

The Common Stock covered by this Schedule 13D, including the Common Stock issuable upon exercise of the ASI Warrants, was acquired for investment purposes in the ordinary course of business.

In addition, the purpose of the acquisition of the Common Stock and the ASI Warrants was to effect the Exchange Agreement which was consummated on May 13, 2020.

Except in connection with the matters described in this Item 4 and elsewhere herein and matters contemplated hereby, the Reporting Persons do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by them, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

The Reporting Persons will update this Schedule 13D as necessary and advisable to disclose any plans, proposals, or purposes with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a) and (b).

The percentage reported in this Schedule 13D is based upon a total of 76,413,957 shares of Common Stock outstanding (“Common Stock Outstanding”) which includes 71,661,656 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on May 19, 2020 and 4,752,301 shares of Common Stock of the Issuer that are issuable upon exercise of ASI Warrants held by the Reporting Persons.

As the Reporting Persons vote in concert, the Reporting Persons form a group under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended. The Group is deemed to have beneficial ownership of all equity securities owned by the Reporting Persons. Accordingly, the Group is deemed to have beneficial ownership of 18,286,339 shares of Common Stock, including 4,752,301 shares of Common Stock issuable upon exercise of the ASI Warrants, constituting 23.9% of the Common Stock Outstanding. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

The aggregate number and percentage of shares of Common Stock over which the Reporting Person may have dispositive power are as follows:

(i) Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Mr. Miller, and Mr. Subin also serves as trustee of a number of trusts for the benefit of the family of the late Mr. Miller, consequently, he may be deemed to share voting and dispositive power over 18,286,339 shares of Common Stock (including 4,752,301 shares of Common Stock issuable upon exercise of ASI Warrants) held by the entities and trusts specified in paragraphs (ii) through (vii) below, constituting 23.9% of the Common Stock Outstanding. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(ii) MILFAM LLC, serves as manager, general partner, or advisor of a number of the entities formerly managed or advised by the late Mr. Miller, consequently, it may be deemed to share dispositive power over 16,833,991 shares of Common Stock (including 4,374,860 shares of Common Stock issuable upon exercise of ASI Warrants) held by the entities and trusts specified in paragraphs (iii) through (vii) below, constituting 22.0% of the Common Stock Outstanding. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(iii) MBM Trust A-4, as the owner of 4,525,312 shares of Common Stock and an ASI Warrant to purchase 1,589,004 shares of Common Stock, may be deemed to share dispositive power over 6,114,316 shares of Common Stock (including 1,589,004 shares of Common Stock issuable upon exercise of ASI Warrants) with MILFAM LLC and Mr. Subin, constituting 8.0% of the Common Stock Outstanding. MBM Trust A-4 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(iv) LIM Trust A-4, as the owner of 4,525,312 shares of Common Stock and an ASI Warrant to purchase 1,589,004 shares of Common Stock, may be deemed to share dispositive power over 6,114,316 shares of Common Stock (including 1,589,004 shares of Common Stock issuable upon exercise of ASI Warrants) with MILFAM LLC and Mr. Subin, constituting 8.0% of the Common Stock Outstanding. LIM III Trust A-4 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(v) Milfam II, as the owner of 3,119,163 shares of Common Stock and an ASI Warrant to purchase 1,095,253 shares of Common Stock, may be deemed to share dispositive power over 4,214,417 shares of Common Stock (including 1,095,253 shares of Common Stock issuable upon exercise of ASI Warrants) with MILFAM LLC and Mr. Subin, constituting 5.5% of the Common Stock Outstanding. Milfam II disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(vi) LIM Revocable Trust, as the owner over 418,100 shares of Common Stock and an ASI Warrant to purchase 146,811 shares of Common Stock, may be deemed to share dispositive power of 564,911 shares of Common Stock (including 146,811 shares of Common Stock issuable upon exercise of ASI Warrants) with Mr. Subin, constituting 0.7% of the Common Stock Outstanding. LIM Revocable Trust disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(vii) Spousal IRA, as the owner of 656,807 shares of Common Stock and an ASI Warrant to purchase 230,630 shares of Common Stock, may be deemed to share dispositive power over 887,437 shares of Common Stock (including 230,630 shares of Common Stock issuable upon exercise of ASI Warrants) with Mr. Subin, constituting 1.2% of the Common Stock Outstanding. Spousal IRA disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(viii) Trust C, as the owner of 289,343 shares of Common Stock and an ASI Warrant to purchase 101,599 shares of Common Stock, may be deemed to share dispositive power over 390,942 shares of Common Stock (including 101,599 shares of Common Stock issuable upon exercise of ASI Warrants) with MILFAM LLC and Mr. Subin, constituting 0.5% of the Common Stock Outstanding. Trust C disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(c) The description of the Exchange Agreement and Warrant under Item 6 of this Schedule 13D is incorporated herein by reference in its entirety.

(d) Persons other than the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Exchange Agreement and Warrant

On May 13, 2020, the Issuer and the Holders, entered into the Exchange Agreement pursuant to which the Holders exchanged promissory notes with aggregate outstanding principal and interest of $2,916,869 for 14,584,350 shares of Common Stock and the ASI Warrants, warrants to purchase 5,121,105 shares of Common Stock at an exercise price of $0.25 per share of Common Stock. The exchange rate was 1 share of Common Stock plus 1 ASI Warrant to purchase 0.35113 of a share of Common Stock at an exercise price of $0.25 per share of Common Stock for each $0.20 of principal and accrued but unpaid interest on the notes as of April 21, 2020. $0.20 was the market price of the Common Stock as of April 21, 2020. The Reporting Persons exchanged aggregate outstanding principal and interest of $2,706,806.59 for 13,534,037 shares of Common Stock and ASI Warrants to purchase 4,752,301 shares of Common Stock.

The Exchange Agreement provides that the Holders are subject to a lock-up of their acquired shares  until the earlier of (a) one year from the date of the Exchange Agreement, or (b) the average daily trading volume of the Issuer’s Common Stock is no less than 500,000 shares for 30 consecutive trading days (collectively, the “Lock-up Period”). Following the Lock-up Period and for a period of 18 months from the date of the Exchange Agreement, if the Holders intend to sell more than 200,000 shares on any single trading day, the Holders must give the Issuer prior notice of the amount of shares they intend to sell and the Issuer shall have a right to purchase all, but not less than all, of the offered shares at the closing bid price of the Common Stock on the date of the notice.

In connection with the Exchange Agreement, the Company issued ASI Warrants to the Holders to purchase 5,121,105 shares of the Issuer’s Common Stock. The ASI Warrants have a term of five years with an exercise price of $0.25 per share and do not have a cashless exercise option. The number of shares issuable upon exercise and the exercise price are subject to adjustment as provided in the ASI Warrants.

The foregoing is only a summary of the Exchange Agreement and ASI Warrants and does not purport to be a complete description thereof. Such descriptions are qualified in their entirety by reference to the forms of Exchange Agreement and ASI Warrant, copies of which are filed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits:

99.1*#	Form of Exchange Agreement
99.2*	Form of ASI Warrant.
99.3*	Joint Filing Agreement.

*	Filed herewith.
#	Attachment A to this Exhibit has been omitted in accordance with Regulation S-K Item 601(a)(5). The Reporting Persons agree to furnish supplementally a copy of Attachment A to the Securities and Exchange Commission upon its request. Attachment B to this Exhibit has been filed separately as Exhibit 99.2 to this Schedule 13D.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2020

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Lloyd I. Miller, III Trust A-4

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Marli B. miller Trust A-4

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Catherine miller trust c

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

JPMOrgan Chase NA Custodian FBO Susan F Miller Spousal IRA

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Agent

MILFAM II L.P.

By:	MILFAM LLC
Its:	General Partner

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

LLOYD I. MILLER, III REVOCABLE TRUST

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee